Cognyte Elects Two New Board Members to
Strengthen Expertise and Drive Growth

Announcement reflects company’s commitment to augment Board of Directors with industry-experienced executives from both the government and software sectors

HERZLIYA, Israel, February 18, 2025 – Cognyte Software Ltd. (Nasdaq: CGNT) (“Cognyte”), a global leader in investigative analytics software, today announced the appointment of two new members to its Board of Directors. Matthew O’Neill and Nurit Benjamini will join the board on March 1, 2025, and March 31, 2025, respectively, reflecting the company’s commitment to add independent directors from the government and software sectors. Richard Nottenburg will be stepping down from his board position effective March 31, 2025.
Having served with the United States Secret Service for over two decades, Mr. O’Neill brings significant law enforcement, government, financial crimes and security experience, along with established relationships within these communities. Ms. Benjamini has more than 20 years of experience as CFO in leading software companies, overseeing financial reporting for a diverse group of U.S.-listed technology firms. Together, these two directors are well-aligned with Cognyte’s strategic goals of growing its business and expanding its North American presence.
“We are pleased to welcome Matthew O’Neill and Nurit Benjamini as our two newest board members,” said Earl Shanks, Chairman of Cognyte’s Board of Directors. “These latest appointments reflect our commitment to further strengthen the board with deep industry and business experience. Matthew brings significant domain expertise in security and a strong understanding of U.S. federal agency practices and procedures. Nurit has extensive experience working in the software sector, where she has led finance, operations, legal and strategic initiatives across different roles and domains. We are excited to have both Matthew and Nurit with us as we continue to drive consistent long-term growth at Cognyte.”
“We sincerely appreciate Richard’s valuable contributions and guidance during his tenure on the Cognyte board,” added Mr. Shanks. “Richard played a key role in establishing Cognyte as an independent company with market leading technology and a solid foundation for sustainable growth.”
Mr. O'Neill served until December 2023 as the Deputy Special Agent in Charge of Cyber Operations at the United States Secret Service, where he directed the agency's global cyber investigative strategies and oversaw efforts to dismantle transnational criminal networks. During his tenure, he served as the Director of the Asset Forfeiture Branch and as the Director of the Global Investigative Operations Center, where he established the Secret Service's first agencywide criminal investigative fusion center. Mr. O'Neill holds certifications from Carnegie Mellon University and American University and earned his Bachelor of Science degree from James Madison University. He currently serves as Co-Founder and Partner at 5OH Consulting LLC.

Ms. Benjamini is a Partner and CFO at F2 Venture Capital, bringing over 20 years of experience as a CFO for leading software companies, including CrazyLabs Ltd., Wix (Nasdaq: WIX), CopperGate Communications Ltd. and Compugen (Nasdaq: CGEN). Throughout her career, Ms. Benjamini has played a pivotal role in leading technology companies through fundraising, M&A and IPO processes. Currently, she serves as an external director at Caesarstone Ltd. (Nasdaq: CSTE), having previously served as a board member of BioLineRx (Nasdaq: BLRX) and Allot Ltd. (Nasdaq: ALLT). Ms. Benjamini holds a Bachelor of Arts degree in economics and business and a Master of Business Administration degree in finance, both from Bar Ilan University, Israel.

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

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Investor Relations Contact:
Dean Ridlon
Cognyte Software
IR@cognyte.com